Via Facsimile and U.S. Mail
Mail Stop 6010

January 28, 2009

Mr. Armando Anido
Chief Executive Officer and President
Auxilium Pharmaceuticals, Inc.
40 Valley Stream Parkway
Malvern, PA 19355

> **Re:** **Auxilium Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 000-50855**

Dear Mr. Anido:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended 12/31/07

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 18

Salary, page 22

1.  We note your response to Comments 4 and 5 and reissue the comments.

    - We note your statement that you did not disclose the functional objectives for each named executive officer in the CD&A because numerous objectives that support the corporate objectives are identified for each officer and you do not believe that listing all such objectives would materially improve an investor's understanding of your compensation policy or decisions. Please expand your disclosure of base salaries and short-term incentive awards to identify each named executive officer's functional objectives. Such disclosure is material to an investor's understanding of the compensation paid to your named executive officers.

    - We note your statement that although the Compensation Committee considers each named executive officer's performance against his/her predetermined objectives, it does not assess and assign an achievement factor to each objective, but rather evaluates each named executive officer's overall performance against such objective. Please expand your disclosure of base salaries and short-term incentive awards to describe generally whether each of the named executive officer's predetermined objectives was met.

*   *   *   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2007 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with questions on any of the comments.

Sincerely,


Jeff Riedler
Assistant Director